UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: August 3, 2007
	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Dell Inc.
Full Name of Registrant

Former Name if Applicable
One Dell Way
Address of Principal Executive Office (Street and Number)
Round Rock, Texas 78682
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As announced on August 16, 2007, Dell Inc. is restating its previously issued financial statements for fiscal 2003, 2004, 2005 and 2006 (including the interim periods within those years), and the first quarter of fiscal 2007, as a result of issues identified in the Audit Committee’s independent investigation into certain of the company’s accounting and financial reporting practices, as well as issues identified in additional reviews and procedures conducted by management. The company is delaying the filing of its Quarterly Report on Form 10-Q for the second quarter of fiscal 2008 (which ended August 3, 2007) until it has completed the restatement process, which could impact the financial statements for the second quarter of fiscal 2008, and filed the documents containing the restated financial statements. The company currently expects to file those documents by the first week of November 2007, and expects to file its Quarterly Reports on Form 10-Q for the first and second quarters of fiscal 2008 at that time or shortly thereafter.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas H. Welch, Jr.	(512)	338-4400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☑ No

The company has not filed its Quarterly Reports on Form 10-Q for the second and third quarters of fiscal 2007 (which ended August 4, 2006 and November 3, 2006, respectively), its Annual Report on Form 10-K for fiscal 2007 (which ended February 2, 2007), or its Quarterly Report on Form 10-Q for the first quarter of fiscal 2008 (which ended May 4, 2007).

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On August 30, 2007, the company issued a press release reporting preliminary financial results for the second quarter of fiscal 2008 (which ended August 3, 2007), and furnished the results to the Securities and Exchange Commission (the “SEC”) on a Current Report on Form 8-K. Those preliminary results showed revenue of $14.8 billion, operating income of $896 million, net income of $733 million, and diluted earnings per share of approximately $0.32. For the corresponding year-ago period, the company’s previously announced preliminary results showed revenue of $14.1 billion, operating income of $605 million, net income of $502 million, and diluted earnings per share of $0.22.

Strength in enterprise products and services, improved average selling prices and favorable component costs drove profitability in the quarter. Several factors adversely impacted operating expenses in the quarter, including $102 million, or $0.03 per share, in incremental compensation expense related to payments for expired in-the-money stock options; $59 million, or $0.02 per share, in costs associated with the Audit Committee’s investigation referred to above; and higher headcount and associated costs related to investments in sales and customer support. In addition, the company ran a higher-than-normal product backlog, driven by better-than-expected demand for new notebook products coupled with certain supply constraints, and a tightening in supply of certain flat-panel displays.

The announced financial results for the second quarter of fiscal 2008, as well as the previously announced financial results for the second, third and fourth quarters of fiscal 2007 and the first quarter of fiscal 2008, should be considered preliminary, and are subject to change to reflect any necessary corrections or adjustments, or changes in accounting estimates, that are identified prior to the time the company completes the restatement and finalizes the financial statements for those periods.

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There are many risk factors that may cause the actual results of the company’s operations to differ from those that have been reported or are expected. These potential risks and uncertainties include, among other things, the risk that additional information may arise during the company’s completion of its work on the restatement, the independent auditor’s review of the investigation and completion of its audit work, and the Audit Committee’s final review of the investigation and the restated financial statements, or as a result of other subsequent events; any additional issues or matters arising from the ongoing SEC investigation; the company’s ability to successfully remediate identified internal control deficiencies; the company’s ability to meet NASDAQ requirements for continued listing as a result of its past due periodic report filings; and litigation and governmental investigations or proceedings arising out of or related to such accounting and financial reporting matters. More information about these and other factors affecting the company’s business and prospects is contained in the company’s periodic filings with the SEC.

Dell Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 13, 2007	By:	/s/ Thomas H. Welch, Jr.
Thomas H. Welch, Jr. Vice President and Assistant Secretary

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